November 27,
2018

Lai Jinpeng
CEO
Wiseman Global Ltd.
1308#39, Renmin 4th Road, Danshui Town
Huizhou City, 516200 Guangdong, China

       Re: Wiseman Global Ltd.
           Registration Statement on Form S-1
           Filed November 2, 2018
           File No. 333-228130

Dear Mr. Jinpeng:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed November 2, 2018

Risk Factors
Our Chief Executive Officer . . . , page 8

1. Please revise this risk factor or include a separate risk factor with respect to the risks associated with the fact that Mr. Zhao Zhiming owns a majority of your outstanding common stock.
The success of our business depends on . . ., page 8

2. Though your intended line of business is the sale of household appliances, this risk factor relates to the healthcare industry. Please revise.
 Lai Jinpeng
FirstNameGlobal Ltd.
Wiseman LastNameLai Jinpeng
Comapany 27, 2018
November NameWiseman Global Ltd.
November 27, 2018 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis
Results of Operations, page 16

3. Please identify the household appliances and related products sold to date, and briefly describe how you identified this customer.
Description of Business
Future Plans, page 19

4. Please disclose the estimated amount of capital you will need to develop the Wiseman
         Home System.
Exhibit 23.1, page 31

5. Please have your auditor revise their consent to refer to the correct audit report date.
Financial Statements, page F-1

6. Please refer to paragraphs 1 through 11 of ASC 205-40-50 and tell us in detail your consideration of whether going concern disclosures pursuant to either paragraph 12 or 13 of ASC 205-40-50 are required.
General

7. We note that you intend to operate in the PRC and that you do not currently have a PRC operating subsidiary or utilize a VIE structure. To the extent material, please include a risk factor regarding the fact that you intend to operate in the PRC without a PRC operating subsidiary and without utilizing a VIE structure.
8. Based upon your current operations and assets, it appears that you may be a shell company, as defined in Rule 405 of the Securities Act. Please revise your registration statement to disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8 and the potential reduced liquidity or illiquidity of your securities. Alternatively, please provide us with a detailed analysis as to whether you are a shell company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson, Staff Accountant, at 202-551-3318 or Robyn Manuel,
Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial
 Lai Jinpeng
Wiseman Global Ltd.
November 27, 2018
Page 3

statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or Lisa Kohl, Legal Branch Chief, at 202-551-3252 with any other questions.



FirstName LastNameLai Jinpeng                              Sincerely,
Comapany NameWiseman Global Ltd.
                                                           Division of
Corporation Finance
November 27, 2018 Page 3                                   Office of Consumer
Products
FirstName LastName